Exhibit 99.4

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438‐1239 Fax: (780) 438‐1249

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC. ANNOUNCES STOCK OPTION GRANT

EDMONTON, ALBERTA ‐‐ (November 24, 2010) ‐ Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (the “Company”) announces today that, subject to regulatory approval, the Company intends to grant 3,770,000 stock options, in the aggregate, to officers and consultants of the Company. The options will have an exercise price of $0.14, with vesting over an eighteen‐month period and a five year term to expiry.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Irene Midgley
imidgley@titantrading.com
(780) 438-1239
 www.titantrading.com

HEAD OFFICE
#120, 4445 CALGARY TRAIL   EDMONTON, AB   T6H 5R7   PHONE 780.438.1239   FAX 780.438.1249